                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                                    --------------------------
                                                          OMB APPROVAL
                                                    --------------------------
                       FORM N-17f-2                 OMB Number:      3235-0360
                                                    Expires:     July 31, 2006
    Certificate of Accounting of Securities         Estimated average burden
   and Similar Investments in the Custody of        hours per response....0.05
       Management Investment Companies              --------------------------
   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                          Date examination completed:
811-08644                                                                       December 31, 2004
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2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:
The Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):
Walter B. Grimm, BISYS Fund Services
3435 Stelzer Road, Columbus, Ohio 43219-8001
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
AmSouth Variable Insurance Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Value Fund, Select Equity Fund, Capital Growth Fund, Enhanced Market Fund, Large Cap Fund, Mid Cap Fund, (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of December 31, 2004, and from July 31, 2004 (the date of our last examination) through December 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from July 31, 2004 (the date of our last examination) through December 31, 2004:

-  Count and inspection of all securities located in the vault of Amsouth Bank.

- Confirmation of all securities held by institutions in book entry form with The Bank of New York and The Depository Trust Company;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

- Agreement of one security purchase per fund or one security sale per fund since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Variable Insurance Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 31, 2004, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

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This report is intended solely for the information and use of management and the
Board of Trustees of AmSouth Variable Insurance Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                 /s/ERNST & YOUNG LLP


Columbus, Ohio
February 7, 2005

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        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940

February 7, 2005

We, as members of management of AmSouth Variable Insurance Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2004, and from May 31, 2004 (the date of the last examination) through December 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, and from May 31, 2004 (the date of the last examination) through December 31, 2004, with respect to securities reflected in the investment account of the Funds.


                                                s/ Walter B. Grimm
                                         ----------------------------------
                                         Walter B. Grimm
                                         President

                                                s/ Steven Pierce
                                         ----------------------------------
                                         Steven Pierce
                                         Treasurer